

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 6, 2016

<u>Via E-mail</u>
Dominic J. Caruso
Chief Financial Officer and Vice President
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re: Johnson & Johnson**
> **Form 10-K for the Fiscal Year Ended January 3, 2016**
> **Filed February 24, 2016**
> **File No. 1-3215**

Dear Mr. Caruso:

We refer you to our comment letter dated April 12, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ron Kapusta, Controller and Chief Accounting Officer
      Johnson & Johnson

      Suzanne Hayes
      Assistant Director
      Division of Corporation Finance